Exhibit 99.1

New Pacific Metals Reports Results of the Preliminary Economic Assessment of the 100% owned Silver Sand Deposit, Bolivia

VANCOUVER, BC, Jan. 9, 2023 /CNW/ - New Pacific Metals Corp. (TSX: NUAG) (NYSE-A: NEWP) ("New Pacific" or the "Company") is pleased to report the results of the Preliminary Economic Assessment ("PEA") study of its 100% owned Silver Sand Project (the "Project") in Potosi Department, Bolivia. The PEA is based on the Mineral Resource estimate which was reported on November 28, 2022 and is reported in accordance with National Instrument 43-101 ("NI 43-101").

PEA Highlights:

Highlights from the PEA, with a base case silver price of US$22.50/oz are as follows (all figures in US Dollars):

  Pre-Tax NPV (5%) of $1.1 billion and an IRR of 52%, and a Post-Tax NPV (5%) of $726 million and an IRR of 39%;
  Using a +/- 20% sensitivity analysis for silver price, Post-Tax NPV (5%) of $1,054 million and 50% IRR at US$27/oz silver and a Post-Tax NPV (5%) of $398 million and 26% IRR at US$18/oz silver;
  14-year mine life producing approximately 171 million ounces total payable silver metal;
  Initial capital costs of $308 million, which includes $52 million in contingency costs;
  Life-of-mine ("LOM") sustaining capital costs total $20 million;
  Average LOM operating cash cost of US$8.45/oz and total all-in sustaining cost of US$10.42/oz silver;
  Annual payable metal production exceeds 15 million ounces of silver in years one through four, with LOM average annual payable metal production exceeding 12 million ounces of silver.

"This study demonstrates that the Silver Sand Project can be developed into one of the world's largest silver mines with long life and robust economics. Its development will bring economic benefit to all stakeholders, including communities in Bolivia and shareholders of New Pacific" commented Dr. Rui Feng, CEO and Founder. "We are very pleased with the results of this PEA.  Given the robust economic parameters of the Project, there is room to accommodate inflation pressure in capital or operating costs."

AMC Mining Consultants (Canada) Ltd. (mineral resource, mining, infrastructure and financial analysis) was contracted to conduct the PEA in cooperation with Halyard Inc. (metallurgy and processing), and NewFields Canada Mining & Environment ULC (tailings, water and waste management). The PEA is based on the updated Mineral Resource estimate which was reported on November 28, 2022.

Economic Results and Sensitivities

Tables 1 shows the assumptions, summarizes the projected production and the economic results of the PEA and Table 2 shows sensitivities to metal price and operating and capital cost.

Table 1: Silver Sand Open Pit Mining – Key Economic Assumptions and Results

Silver Sand	Unit	Value
Total Mineralized Rock Mined Open Pit Strip Ratio[1]	Kt t:t	55,441 3.60
Annual Processing Rate Silver Grade[1]	Kt g/t	4,000 107
Silver Recovery[1]	%	91.0
Silver Price	US$/oz	22.50
Payable Silver Metal	Moz	171
Total Net Revenue	$M	3,510
Initial Capital Costs	$M	308
Sustaining Capital Costs	$M	20
Operating Costs (Total)[2]	$/t milled	26.26
Operating Cash Cost	US$/oz Ag	8.45
Total All-In Sustaining Cost[3]	US$/oz Ag	10.42
Mine Life	Yrs	14
Payback Period (Pre-tax)	Yrs	1.4
Payback Period (Post-tax)	Yrs	1.9
Cumulative Net Cash Flow (pre-tax)	$M	1,727
Pre-tax NPV(5%)	$M	1,106
Pre-tax IRR	%	52
Post-tax NPV(5%)	$M	726
Post-tax IRR	%	39
Notes:
1. LOM average
2. Includes mine operating costs, milling, tails management, mine closure and mine G&A
3. Includes operating costs, initial capital costs and sustaining capital costs

Table 2: Silver Sand Project NPV (US$M) / IRR (%) Economic Sensitivity Analysis – Post Tax

Input	Input factor change
	-20%	-10%	100% (base case)	+10%	+20%
Silver Price (US$/oz)	398 / 26%	562 / 33%	726 / 39%	890 / 45%	1,054 / 50%
Mine operating cost (per tonne mined)	774 / 40%	750 / 40%	726 / 39%	702 / 38%	678 / 37%
Process operating cost (per tonne milled)	796 / 41%	761 / 40%	726 / 39%	691 / 38%	656 / 37%
Capex (LOM)	776 / 47%	751 / 43%	726 / 39%	701 / 36%	676 / 33%
Note: Inputs for the base case (100%) are listed in Tables 1, 3 & 4. The Table 2 lists sensitivity analysis for four "Input" variables. For example, if Capex (LOM) increase by 20% (+20%), while Silver price (US$/oz), Mine operating cost (per tonne mined) and Process operating cost (per tonne milled) remain the same as the "base Case" input, then the NPV becomes $676 M and IRR is 33%. If Silver drops 20% while other Inputs remain as the "Base case", then the NPV becomes $398 M and IRR is 26%.

Capital and Operating Costs

The Silver Sand Project has been envisioned as an open-pit mining operation with mining anticipated to be completed by a contract mining company.

Power to site will be provided via the national grid over the life of the mine. An on-site camp is envisioned to house the mine and mill personnel.

Table 3 shows a breakdown of the capital costs and Table 4 shows the main components of the operating costs.

Table 3: Total Capital Cost Estimate

Description	Cost ($M)
Open pit pre-stripping	47
Contractor mobilization	1
Processing plant	186
Tailings facility	25
Site infrastructure	47
Owner's cost	21
Total capital cost	327
Initial capital	308
Sustaining capital	20

Note:	Total capital cost items include direct, indirect and contingency costs.
Totals may not add up exactly due to rounding.

Table 4: Total Operating Cost Estimate

Description	Cost ($/t milled)
Mining cost	9.55
Processing cost (including tailings)	14.85
General and Administration cost	1.86
Total operating cost	26.26

Mining

The Silver Sand Project comprises four open pit mining areas — the Main pit, two small northern satellite pits (NP1 & NP2), and one eastern satellite pit (EP1). Open pit mining entails conventional drilling and blasting, with loading by excavator and ore haulage by trucks to a crusher or to the run-of-mine (ROM) pad. Waste is hauled to external and in-pit waste rock dumps. Open-pit mining is anticipated to commence in Year -1, with 18.5 million tonnes of pre-production mining. Peak open-pit production will be 18.9 Mt of total material in Year 1. A total of 55.4 Mt of mineralized rock is anticipated to be produced from open pit operations over the 14-year mine life.

Processing & Metallurgy

A metallurgical program was completed at SGS Lima during 2020 to build on earlier testwork and to support the PEA. Several process flowsheet options were evaluated for the PEA, including heap leaching, froth flotation and cyanidation. The selected PEA flowsheet consists of comminution by crushing followed by semi-autogenous and ball milling, leaching with cyanide over a period of 48 hours, counter current decantation and zinc precipitation (Merrill Crowe).  Zinc precipitates from Merrill Crowe will be treated for copper removal, and then smelted to produce a silver doré product.

Tailings will be thickened and then filtered with pressure filters before being conveyed to the nearby dry stack tailings facility.

The processing plant will operate year-round at a rate of approximately 4 million tonnes per annum and will achieve full throughput by Year 1. The average LOM feed grade is projected to be 107 g/t Ag.

Process water will primarily be sourced from a surface water dam adjacent to the process plant, supplemented by runoff from the waste rock and tailings storage facility.

Opportunities to Enhance Value

This PEA study confirms New Pacific's commitment to enhancing value at the Silver Sand Project through engineering studies and resource definition. It has highlighted several key areas that can provide significant key opportunities to further enhance the value of the Silver Sand Project. These opportunities include:

  Infill drilling to upgrade areas of high-grade mineralization within the current inferred resource area;
  Additional drilling around the current Mineral Resources, where the deposit remains open at depth;
  Detailed drilling of other known mineralized prospects beyond the areas with known Mineral Resources so as include these in future estimations;
  Further metallurgical studies to improve grinding, leaching and CCD parameters under variable operating conditions;
  Completing a dilution study in the next stage of study to ascertain the anticipated mining dilution and ore recovery in combination with the most appropriate mining fleet and associated costs;
  Further work to identify alternative dump locations with short hauls i.e., backfill in-pit dumps, and dump in a nearby gully. Further work should be undertaken to develop a detailed waste and tailings disposal plan.

Mineral Resource estimate

The Mineral Resource estimate which used conceptual open pit mining constraints for reporting purposes has been reported in the news release of November 28, 2022. The Mineral Resources which are stated at a 30 g/t silver cut-off grade are shown in Table 5.

Table 5: Silver Sand Deposit Mineral Resource as of 31 October 2022

Resource Category	Tonnes (Mt)	Ag (g/t)	Ag (Moz)
Measured	14.88	131	62.60
Indicated	39.38	110	139.17
Measured & Indicated	54.26	116	201.77
Inferred	4.56	88	12.95

Notes:
• CIM Definition Standards (2014) were used for reporting the Mineral Resources.
• The Qualified Person is Dinara Nussipakynova, P.Geo. of AMC Mining Consultants (Canada) Ltd.
• Mineral Resources are constrained by optimized pit shells at a metal price of US$22.50/oz Ag, recovery of 91% Ag and cut-off grade of 30 g/t Ag.
• Drilling results up to 25 July 2022.
• The numbers may not compute exactly due to rounding.
• Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
Source: AMC Mining Consultants (Canada) Ltd.

QUALIFIED PERSONS

The Qualified Persons for the PEA are Mr. Wayne Rogers P.Eng and Mr. Mo Molavi P.Eng both Principal Mining Engineers with AMC Mining Consultants (Canada) Ltd,  Mr. Andy Holloway P.Eng, Process Director with Halyard Inc., and Mr. Leon Botham P.Eng., Principal Engineer with NewFields Canada Mining & Environment ULC. This is in addition to Ms. Dinara Nussipakynova, P.Geo., Principal Geologist with AMC Consultants (Canada) Ltd. who estimated the Mineral Resources. All QPs have reviewed the technical content of this news release for the Silver Sand deposit and have approved its dissemination.

Further details supporting the PEA will be available in an NI 43-101 Technical Report which will be posted under the Company's profile at www.sedar.com within 45 days of this news release.

This news release has been reviewed and approved by Alex Zhang, P.Geo., Vice President of Exploration of New Pacific Metals Corp. who is the designated QP for the Company.

WEBCAST DETAILS

The Company will host a conference call and presentation webcast at 8:00 am Pacific Time / 11:00 am Eastern Time on Tuesday, January 10th, 2023 to provide further information. Participants are advised to dial in five minutes prior to the scheduled start time of the call. A  presentation will be made  available on the Company's website prior to the webcast. Webcast details:

Date:	Tuesday, January 10th, 2023, 8:00 am Pacific Time / 11:00 am Eastern Time

Toll-free:	Canada/USA 1-800-319-4610
Toronto +1-416-915-3239
International 1-604-638-5340

Webcast:	https://www.gowebcasting.com/12415

ABOUT NEW PACIFIC METALS

New Pacific is a Canadian exploration and development company with precious metal projects in Bolivia. The Company's flagship Project, the Silver Sand Silver Project, according to its 2022 Mineral Resource Estimate, 94% of the metal is contained in Measured + Indicated consisting of 201.8 M oz silver at 116 g/t Ag, with 13.0 M oz silver at 88 g/t Ag contained in the Inferred category. At the recently discovered Carangas Silver-Gold Project, a resource drilling program of more than 50,000 meters was completed in year 2022. The third project, the Silverstrike Silver-Gold Project, had a 6,000 meters discovery drill program in June 2022, and a near-surface broad gold zone was discovered in its first drill hole.

On behalf of New Pacific Metals Corp.
Dr. Rui Feng
Director and CEO

FOR FURTHER INFORMATION

New Pacific Metals Corp.
Phone: (604) 633–1368 Ext. 222
U.S. & Canada toll-free: 1-877-631-0593
E-mail: invest@newpacificmetals.com

For additional information and to receive company news by e-mail, please register using New Pacific's website at www.newpacificmetals.com.

CAUTIONARY NOTE REGARDING FORWARD–LOOKING INFORMATION

Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, or future events or performance (often, but not always, using words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategies", "targets", "goals", "forecasts", "objectives", "budgets", "schedules", "potential" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Such statements include, but are not limited to: statements regarding anticipated exploration, drilling, development, construction, and other activities or achievements of the Company; timing of receipt of permits and regulatory approvals; timing and content of the PEA; and estimates of the Company's revenues and capital expenditures; and other future plans, objectives or expectations of the Company.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: global economic and social impact of COVID-19; fluctuating equity prices, bond prices, commodity prices; calculation of resources, reserves and mineralization, general economic conditions, foreign exchange risks, interest rate risk, foreign investment risk; loss of key personnel; conflicts of interest; dependence on management, uncertainties relating to the availability and costs of financing needed in the future, environmental risks, operations and political conditions, the regulatory environment in Bolivia and Canada; risks associated with community relations and corporate social responsibility, and other factors described under the heading "Risk Factors" in the Company's Annual Information Form for the year ended June 30, 2022 and its other public filings.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements or information.

The forward-looking statements are necessarily based on a number of estimates, assumptions, beliefs, expectations and opinions of management as of the date of this news release that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates, assumptions, beliefs, expectations and options include, but are not limited to, those related to the Company's ability to carry on current and future operations, including: the duration and effects of COVID-19 on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company's ability to meet or achieve estimates, projections and forecasts; the stabilization of the political climate in Bolivia; the Company's ability to obtain and maintain social license at its mineral properties; the availability and cost of inputs; the price and market for outputs; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits, including the ratification and approval of the Mining Production Contract with COMIBOL by the Plurinational Legislative Assembly of Bolivia; the ability of the Company's Bolivian partner to convert the exploration licenses at the Carangas Project to AMC; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

Although the forward-looking statements contained in this news release are based upon what management believes are reasonable assumptions, there can be no assurance that actual results will be consistent with these forward-looking statements. All forward-looking statements in this news release are qualified by these cautionary statements. Accordingly, readers should not place undue reliance on such statements. Other than specifically required by applicable laws, the Company is under no obligation and expressly disclaims any such obligation to update or alter the forward-looking statements whether as a result of new information, future events or otherwise except as may be required by law. These forward-looking statements are made as of the date of this news release.

CAUTIONARY NOTE TO US INVESTORS

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada which differ from the requirements of United States securities laws. The technical and scientific information contained herein has been prepared in accordance with NI 43-101, which differs from the standards adopted by the U.S. Securities and Exchange Commission (the "SEC"). Accordingly, the technical and scientific information contained herein, including any estimates of mineral reserves and mineral resources, may not be comparable to similar information disclosed by U.S. companies subject to the disclosure requirements of the SEC.

Additional information relating to the Company, including the Company's Annual Information Form, can be obtained under the Company's profile on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Company's website at www.newpacificmetals.com.

New Pacific Metals Reports Results of the Preliminary Economic Assessment of the 100% Owned Silver Sand Deposit, Bolivia (CNW Group/New Pacific Metals Corp.)

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CNW 07:30e 09-JAN-23